EDISON INTERNATIONAL

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE


                                               For the Quarter ended
                                                   September 30
                                          ------------------------------
                                          1998                      1997
                                         ------                    ------
                                     (in thousands, except per-share amounts)

Consolidated net income                $216,297                   $276,791

Basic weighted average shares           353,285                    394,076

Diluted weighted average shares         357,736                    396,477

Basic earnings per share                 $0.61                       $0.70

Diluted earnings per share               $0.60                       $0.70